 Exhibit 99.1

Mountain Province Diamonds Announces Second Quarter and Half Year 2022 Results

TSX:MPVD and OTC: MPVDF

TORONTO and NEW YORK, Aug. 9, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTC: MPVDF) today its financial and operating results for the second quarter ("Q2 2022") and first half 2021 ("H1 2022") ended June 30, 2022. All figures are expressed in Canadian dollars unless otherwise noted.

Second Quarter 2022 Key Takeaways

  Record Quarterly Adjusted EBITDA of C$55.1M
  Revenue of $97.8M representing the second highest quarterly revenue in the Company's history and a 16% increase relative to that achieved in Q1 2022
  Strong average value per carat of US$130 follows closely to the unprecedented price growth during the Q1/22. The rough diamond market continues to experience strong demand supported by solid US retail results. Further support to the market is anticipated from jewellery retail in China as Covid restrictions ease in that country.
  Repurchase for cancellation of approximately US$26.4 million aggregate principal amount of the 8.000% Senior Secured Second Lien Notes following the close of the fiscal quarter
  A successful winter exploration program included further drilling of the Hearne Northwest Extension at the Gahcho Kué mine. Results included Kimberlite intersected in 60% of drill holes with mineralization ranging between 24.3 to 114.5 meters (see press release, July 18, 2022).

Mark Wall, the Company's President and Chief Executive Officer, commented:

"The Company continues its' strong financial performance through the first half and into Q3 of 2022.  We are pleased with these financial results.  At the same time there remains work to do on the operations side.  There are plans in place to correct the dilution issues seen early in the year, and these are working.  Significant work has recently been completed on the primary crusher and I expect these upgrades to have a positive impact.  There remain other areas of the operational performance that do not meet our expectations and we continue to actively engage with De Beers as the operator around the plan to deliver these improvements.

Together with our increased revenues, our recent repurchasing of Senior Secured Second Lien Notes has strengthened our balance sheet as we move closer to achieving our strategic and financial goals planned for the second half of this year."

Operational Highlights for Second Quarter 2022 ("Q2 2022")

  749,000 ore tonnes treated, a 6% increase relative to Q1 2022, and an 8% decrease relative to Q2 2021 (Q1 2022, 707,553 ore tonnes treated; Q2 2021: 811,171 ore tonnes treated).
  1,043,000 ore tonnes mined, a 2% increase relative to 1,019,000 tonnes mined in Q1 2022 and a 5% increase relative to the 993,000 tonnes mined in Q2 2021
  1,261,000 carats recovered at an average grade of 1.68 carats per tonne, a 6% increase relative to Q1 2022 and a 29% decrease compared to the 1,764,000 carats recovered at 2.18 carats per tonne in Q2 2021 (Q2 2021: 1,763,556 carats recovered, Q1 2022: 1,185,156 carats recovered).
  7,881,000 total tonnes mined, a 6% increase relative to Q1 2022 and a 10% decrease from 8,749,000 total tonnes mined in Q2 2021.

Financial Highlights for Second Quarter 2022 ("Q2 2022")

  Revenue from 587,000 carats sold at $97.8 million (US$76.0 million) at an average realised value of $167 per carat (US$130) compared to $64.7 million from 719,000 carats sold in Q2 2021 (US$52.6 million) at an average realized value of $90 per carat (US$73).
  Adjusted EBITDA1 of a record $55.1 million compared to $37.9 million in Q2 2021.
  Earnings from mine operations $51.4 million compared to $32.8 million in Q2 2021.
  Cash costs of production, including capitalized stripping costs1 of $126 per tonne treated (2021: $97 per tonne) and $75 per carat recovered (2021: $45 per carat).
  Net income at June 30, 2022 was $22.6 million or $0.11 earnings per share (2021: $22.5 million or $0.11 earnings per share). Included in the determination of the net income at June 30, 2022 are unrealized foreign exchange losses of $11.7 million, on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange losses are a result of the weakening of the Canadian dollar versus US dollar.
[1]Cash costs of production, including capitalized stripping costs, and Adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's June 30, 2022 MD&A for explanation and reconciliation.

Operational Highlights for H1 2022

  16.0 million total tonnes mined in H1 2022, a 12% increase from the 14.3 million total tonnes mined in H1 2021.
  1,457,000 tonnes of ore treated in H1 2022; a 1% increase compared to the 1,437,000 tonnes treated in H1 2021.
  2,446,000 carats recovered at an average grade of 1.68 carats per tonne, 22% lower than the 3,156,000 carats, 2.20 carats per tonne, recovered in H1 2021.

Financial Highlights for H1 2022

  Total sales revenue of $182.4 million (US$142.7 million) at an average realised value of $167 per carat (US$130) compared to $119 million in 2021 (US$95.3 million) at an average realized value of $90 per carat (US$72).
  Half year Adjusted EBITDA2 of $99.7 million compared to $57.1 million in H1 2021.
  Earnings from mine operations of $94.2 million (2021: $46.5 million).
  Cash costs of production, including capitalized stripping costs2, of $136 per tonne treated (2021: $115 per tonne) and $81 per carat recovered (2021: $53 per carat).
  Net income for half year 2022 at June 30, 2022 was $47 million or $0.22 earnings per share (2021: net income $29.8 million or $0.14 earnings per share). Included in the determination of the net income for the half year at June 30, 2022 are unrealized foreign exchange losses of $7.4 million, on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange losses are a result of the weakening of the Canadian dollar versus US dollar.
  Capital expenditures in H1 2022 were $24.2 million, $18.5 million of which were deferred stripping costs, with the remaining $5.7 million accounting for sustaining capital expenditures related to mine operations.
[2]Cash costs of production, including capitalized stripping costs, and Adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's June 30, 2022 MD&A for explanation and reconciliation.

Market Highlights for Q2 & H1 2022

In Q2 2022, 587,000 carats were sold at an average value of $167 per carat (US$130 per carat) for total proceeds of $97.8 million (US$76.0 million) in comparison to 719,00 carats sold at an average value of $90 per carat (US$73 per carat) for total proceeds of $64.7 million (US$52.6 million) in Q2 2021.

During H1 2022, 1,094,000 carats were sold at an average value of $167 per carat (US$130 per carat) for total proceeds of $182.4 million (US$142.7 million) in comparison to 1,322,000 carats sold at an average value of $90 per carat (US$72 per carat) for total proceeds of $119.0 million (US$74.2 million) in H1 2021.

Gahcho Kué Mine Operations

The following table summarizes key operating statistics for the Gahcho Kué Mine in the three and six months ended June 30, 2022 and 2021.

		Three months ended	Three months ended	Six months ended	Six months ended
		June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	1,043	993	2,062	1,508
*Waste tonnes mined	kilo tonnes	6,838	7,756	13,987	12,846
*Total tonnes mined	kilo tonnes	7,881	8,749	16,049	14,354
*Ore in stockpile	kilo tonnes	1,353	340	1,353	340

Processing
*Ore tonnes processed	kilo tonnes	749	811	1,457	1,437
*Average plant throughput	tonnes per day	8,231	9,011	8,050	7,852
*Average diamond recovery	carats per tonne	1.68	2.18	1.68	2.20
*Diamonds recovered	000's carats	1,261	1,764	2,446	3,156
Approximate diamonds recovered - Mountain Province	000's carats	618	864	1,199	1,546
Cash costs of production per tonne of ore, net of capitalized stripping **		$103	85	110	100
Cash costs of production per tonne of ore, including capitalized stripping**		$126	97	136	115
Cash costs of production per carat recovered, net of capitalized stripping**		$61	39	65	45
Cash costs of production per carat recovered, including capitalized stripping**		$75	45	81	53

Sales
Approximate diamonds sold - Mountain Province***	000's carats	587	719	1,094	1,322
Average diamond sales price per carat	US	$ 130	$ 73	$ 130	$ 72

* at 100% interest in the Gahcho Kué Mine
**See Non-IFRS Measures section of the Company's June 30, 2022 MD&A for explanation and reconciliation
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

Financial Performance

		Three months ended	Three months ended	Six months ended	Six months ended
(in thousands of Canadian dollars, except where otherwise noted)		June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

Sales		$97,761	75,147	182,414	129,371
Carats sold	000's carats	587	719	1,094	1,322
Average price per carat sold	$/carat	167	105	167	98
Cost of sales per carat*	$/carat	79	59	81	63
Earnings from mine operations per carat		$88	46	86	35
Earnings from mine operations	%	53%	44%	51%	36%
Selling, general and administrative expenses		$3,803	2,676	7,797	5,285
Operating income		$43,047	28,756	78,065	39,288
Net income for the period		$22,634	22,472	46,961	29,784
Basic an diluted earnings per share		$0.11	0.11	0.22	0.14

* This cost of sales per carat includes the cost of acquiring 51% of the fancies and specials which have been sold, after having been won in a tendering process with De Beers Canada.

Conference Call

The Company will host its quarterly conference call on Wednesday, August 10th, 2022 at 11:00am ET.

Title: Mountain Province Diamonds Inc Q2 2022 Earnings Conference Call

Conference ID: 56265156
Date of call: August 10, 2022
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link:
https://app.webinar.net/EjQrB08Bd0K

Participant Toll-Free Dial-In Number:             (+1) 888-390-0546
Participant International Dial-In Number:       (+1) 416-764-8688

A replay of the webcast and audio call will be available on the Company's website.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 106,202 hectares of highly prospective mineral claims and leases that surround the Gahcho Kué Joint Venture property that include an indicated mineral resource for the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both employees of Mountain Province Diamonds and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2022/09/c0191.html

%CIK: 0001004530

For further information: Investor Contact: Rich Matthews, Partner, Integrous Communications, Phone: (604) 757-7179, E-mail: rmatthews@integcom.us, www.integcom.us; Mark Wall, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, Chief Technical Officer, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 09-AUG-22